UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 35)*

Century Properties Fund XIX, LP

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

80 International Drive, Suite 130

Greenville, South Carolina 29615

Telephone: (864) 239-1000

with a copy to:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,000 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,000 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,000 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,000 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,000 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,000 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

Introductory Note

This Amendment No. 35 (this “Amendment”) is filed with respect to the issuer, Century Properties Fund XIX, LP, a Delaware limited partnership (the “Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO-GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”), AIMCO/IPT, INC. (“AIMCO/IPT”) and IPLP Acquisitions I, L.L.C. (“IPLP Acquisition” and, together with AIMCO Properties, AIMCO-GP, AIMCO, AIMCO IPLP and AIMCO/IPT, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

On February 28, 2013, Century Properties Fund XIX, LP, a Delaware limited partnership (“CPF XIX”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”) and AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for the merger of the Merger Subsidiary with and into CPF XIX, with CPF XIX as the surviving entity (the “Merger”), upon approval by a majority in interest of the units of limited partnership interest of CPF XIX (the “Units”) outstanding.

On June 18, 2013, AIMCO Properties and its affiliates took action by written consent to approve the Merger, which was completed on June 18, 2013. Prior to the Merger, there were 89,233 Units issued and outstanding, of which AIMCO Properties and its affiliates owned 60,711.66 Units (approximately 68.04%). After accounting for a voting restriction to which a portion of such Units were subject, AIMCO Properties and its affiliates were entitled to vote 49,469 Units, or approximately 55.44% of the outstanding Units, in favor of the Merger Agreement and the Merger. As a result of the Merger, each Unit outstanding immediately prior to consummation of the Merger (other than Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the holder, either $364.65 in cash (the “Cash Consideration”) or 12.33 partnership common units of AIMCO Properties. Limited partners who reside in the State of California, or who fail to make an election, will receive only the Cash Consideration. In addition, as a result of the Merger, AIMCO Properties’ membership interest in the Merger Subsidiary was converted into 1,000 units of limited partnership interest of CPF XIX. Fox Partners II continues to be the general partner of CPF XIX.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated August 29, 2008 (incorporated by reference to Exhibit 7.1 to Amendment No. 30 to the Reporting Persons’ Schedule 13D, dated August 29, 2008).

Exhibit 7.2	Agreement and Plan of Merger, dated February 28, 2013, by and among Century Properties Fund XIX, LP, AIMCO Properties, L.P. and Aimco CPF XIX Merger Sub LLC (incorporated by reference to Exhibit 10.1 to Century Properties Fund XIX, LP’s Current Report on Form 8-K, dated February 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2013

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC. its General Partner

AIMCO/IPT, INC.

IPLP ACQUISITIONS I, L.L.C.

By:	/s/ John Bezzant
Name:	John Bezzant
Title:	Executive Vice President

[Signature Page to Schedule 13D]